

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 26, 2015

Robert I. Frenkel
Legg Mason Partners Fund Advisor, LLC
620 Eighth Avenue
New York, NY 10018

Re: Legg Mason Partners Fund Advisor, LLC, *et al.,* File No. 812-14069

Dear Mr. Frenkel:

By Form APP-WD filed with the Securities and Exchange Commission on June 18, 2015, you requested that the above-referenced application, filed on August 20, 2012 under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Dalia Osman Blass

Dalia Osman Blass
Assistant Director

cc: W. John McGuire, Morgan, Lewis & Bockius LLP